SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  X    Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes __   No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SIGNATURES

News Release

CNH Completes $2 Billion Debt Reduction Action

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, IL (April 8, 2003) CNH Global N.V. (NYSE:CNH) today completed the issuance of $2 billion of convertible perpetual preferred securities to a financial affiliate of CNH’s majority shareholder, Fiat S.p.A. The company used the proceeds of the transaction to repay Equipment Operations indebtedness owed to Fiat Group companies.

CNH benefits substantially from this transaction. The securities carry an annual dividend rate of 0.0% until January 1, 2005. Since dividends are payable annually in arrears, CNH will have no payment due until mid-2006. By retiring $2 billion of Equipment Operations debt coming due through 2005, CNH gains ample financial liquidity. Of the total debt repaid, $1.3 billion was to mature in 2003.

On a December 31, 2002 pro forma basis, Equipment Operations net debt drops to a level of about $1.5 billion, and the company’s net debt-to-capitalization ratio drops from 56% to 24%. Interest expense should be reduced by nearly $100 million on an annual pre-tax basis.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. Visit us at www.cnh.com

Forward Looking Statements. The statements contained in this press release that are not historical in nature are forward-looking statements. Forward-looking statements are not guarantees since there are inherent difficulties in predicting future results, and actual results could differ materially from those expressed or implied in the forward looking statements. For a list of major factors that could cause actual results to differ materially from those projected, please refer to CNH’s annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com  ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

April 9, 2003